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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

     Bergantino, Paul
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   (Last)               (First)                 (Middle)
     c/o Maker Communications, Inc.
     73 Mount Wayte Avenue
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                                    (Street)
     Framingham, Massachusetts   01702

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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

     5/10/99

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

     Maker Communications, Inc. (MAKR)
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5 Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

      Vice President, Chief Technology Architect
      --------------------------------------------------------------------

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6. If Amendment, Date of Original (Month/Year)


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
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7. Individual or joint/Group Filing (Check Applicable Line)

      __X__   Form filed by One Reporting Person

      _____   Form filed by More than One Reporting Person

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       Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      7. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Security     Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Junior Convertible
Preferred Stock                                     Common                 825,012       1 for 1        D
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Class C Convertible                                                                                                    For Self as
Preferred Stock                                     Common                  97,602       1 for 1        I              Trustee for
                                                                                                                       Bergantino
                                                                                                                       1999 Grantor
                                                                                                                       Retained
                                                                                                                      Annuity Trust
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Employee Stock                                                                                                         By 1999
Option                   (1)        9/17/2008       Common                 260,000        2.75/sh                      Irrevocable
(right to buy)                                                                                                         Trust
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Junior Convertible
Preferred Stock                                     Common                 100,00         1 for 1       I


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Junior Convertible
Preferred Stock                                     Common                 100,00         1 for 1       I

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
Explanation of Responses:

(1) Options granted to executive officers under the 1996 Stock Option Plan are immediately exercisable but subject to an optional right of repurchase by Maker at cost pursuant to the vesting schedule of each such grant. These options, granted on 9/17/98, vest over a five year period with 20% of the options vesting one year from the date of grant and 5% vesting every quarter thereafter.



     /s/Paul Bergantino                                       5/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.